SECURITIES AND EXCHANGE COMMISSION

                 Washington, DC 20549

                     SCHEDULE 13G

     Under the Securities and Exchange Act of 1934



                  (Amendment No.  1 )


                     CONNECT, INC.
                   (Name of Issuer)

             Common Stock, $.001 par value
            (Title of Class of Securities )


                       207528100
                    (CUSIP NUMBER)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934
("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

1)   Name of Reporting Person      Quaestus Partner Fund
     SS or IRS Identification
     Nos. of Above Person

2)   Check the Appropriate Box               (a)  [X]
     of A Member of  Group
     (See Instructions)                      (b)  [ ]

3)   SEC Use Only

4)   Citizenship or Place of       Wisconsin
     Organization

     Number of                (5)  Sole Voting Power 929,131
     Shares
     Beneficially Owned       (6)  Shared Voting Power
     by Each Reporting
     Person With              (7)  Sole Dispositive 929,131
                                   Power

                              (8)  Shared Dispositive Power

9)   Aggregate Amount         929,131
     Beneficially Owned by
     Each Reporting Person

10)  Check if the Aggregate
     Amount in Row (9)
     Excludes Certain Shares
     (See Instructions)

11)  Percent of Class
     Represented By Amount
     in Row 9 4.8%, based on 19,271,094 total shares outstanding as of January 22, 1998

12)  Type of Reporting
     Person (See Instructions)  PN

1)   Name of Reporting Person      Quaestus Limited Partnership
     SS or IRS Identification
     Nos. of Above Person

2)   Check the Appropriate Box               (a)  [X]
     of A Member of  Group
     (See Instructions)                      (b)  [ ]

3)   SEC Use Only

4)   Citizenship or Place of       Wisconsin
     Organization

     Number of                (5)  Sole Voting Power 12,807
     Shares
     Beneficially Owned       (6)  Shared Voting Power
     by Each Reporting
     Person With              (7)  Sole Dispositive 12,807
                                   Power

                              (8)  Shared Dispositive Power

9)   Aggregate Amount         12,807
     Beneficially Owned by
     Each Reporting Person

10)  Check if the Aggregate
     Amount in Row (9)
     Excludes Certain Shares
     (See Instructions)

11)  Percent of Class
     Represented
     By Amount in Row 9       0.07%

12)  Type of Reporting
     Person
     (See Instructions)       PN

1)   Name of Reporting Person      Network Partners
     SS or IRS Identification
     Nos. of Above Person

2)   Check the Appropriate Box               (a)  [X]
     of A Member of  Group
     (See Instructions)                      (b)  [ ]

3)   SEC Use Only

4)   Citizenship or Place of       Wisconsin
     Organization

     Number of                (5)  Sole Voting Power 4,253,114
     Shares
     Beneficially Owned       (6)  Shared Voting Power
     by Each Reporting
     Person With              (7)  Sole Dispositive 4,253,114
                                   Power

                              (8)  Shared Dispositive
                                   Power

9)   Aggregate Amount         4,253,114
     Beneficially Owned by
     Each Reporting Person

10)  Check if the Aggregate
     Amount in Row (9)
     Excludes Certain Shares
     (See Instructions)

11)  Percent of Class
     Represented
     By Amount in Row 9       22.1%

12)  Type of Reporting
     Person
     (See Instructions)          PN

1)   Name of Reporting Person      Richard W. Weening
     SS or IRS Identification
     Nos. of Above Person

2)   Check the Appropriate Box               (a)  [X]
     of A Member of  Group
     (See Instructions)                      (b)  [ ]

3)   SEC Use Only

4)   Citizenship or Place of       United States
     Organization

     Number of                (5)  Sole Voting Power 11,068
     Shares
     Beneficially Owned       (6)  Shared Voting Power
     by Each Reporting
     Person With              (7)  Sole Dispositive 11,068
                                   Power

                              (8)  Shared Dispositive Power

9)   Aggregate Amount         11,068
     Beneficially Owned by
     Each Reporting Person

10)  Check if the Aggregate
     Amount in Row (9)
     Excludes Certain Shares
     (See Instructions)

11)  Percent of Class
     Represented
     By Amount in Row 9       0.06%

12)  Type of Reporting
     Person
     (See Instructions)       IN

1)   Name of Reporting Person      Charles Wright
     SS or IRS Identification
     Nos. of Above Person

2)   Check the Appropriate Box               (a)  [X]
     of A Member of  Group
     (See Instructions)                      (b)  [ ]

3)   SEC Use Only

4)   Citizenship or Place of       United States
     Organization

     Number of                (5)  Sole Voting Power 9,330
     Shares
     Beneficially Owned       (6)  Shared Voting Power
     by Each Reporting
     Person With              (7)  Sole Dispositive 9,330
                                   Power

                              (8)  Shared Dispositive Power

9)   Aggregate Amount         9,330
     Beneficially Owned by
     Each Reporting Person

10)  Check if the Aggregate
     Amount in Row (9)
     Excludes Certain Shares
     (See Instructions)

11)  Percent of Class
     Represented
     By Amount in Row 9       0.05%

12)  Type of Reporting
     Person
     (See Instructions)       IN

1)   Name of Reporting Person      Quaestus Management Corp.
     SS or IRS Identification
     Nos. of Above Person

2)   Check the Appropriate Box               (a)  [X]
     of A Member of  Group
     (See Instructions)                      (b)  [ ]

3)   SEC Use Only

4)   Citizenship or Place of       United States
     Organization

     Number of                (5)  Sole Voting Power 26,666
     Shares
     Beneficially Owned       (6)  Shared Voting Power
     by Each Reporting
     Person With              (7)  Sole Dispositive 26,666
                                   Power

                              (8)  Shared Dispositive Power

9)   Aggregate Amount         26,666
     Beneficially Owned by
     Each Reporting Person

10)  Check if the Aggregate
     Amount in Row (9)
     Excludes Certain Shares
     (See Instructions)

11)  Percent of Class
     Represented
     By Amount in Row 9       0.1%

12)  Type of Reporting
     Person
     (See Instructions)       CO

1)   Name of Reporting Person      Terrence J. Leahy
     SS or IRS Identification
     Nos. of Above Person

2)   Check the Appropriate Box               (a)  [X]
     of A Member of  Group
     (See Instructions)                      (b)  [ ]

3)   SEC Use Only

4)   Citizenship or Place of       United States
     Organization

     Number of                (5)  Sole Voting Power 3,018
     Shares
     Beneficially Owned       (6)  Shared Voting Power
     by Each Reporting
     Person With              (7)  Sole Dispositive 3,018
                                   Power

                              (8)  Shared Dispositive Power

9)   Aggregate Amount         3,018
     Beneficially Owned by
     Each Reporting Person

10)  Check if the Aggregate
     Amount in Row (9)
     Excludes Certain Shares
     (See Instructions)

11)  Percent of Class
     Represented
     By Amount in Row 9       0.02%

12)  Type of Reporting
     Person
     (See Instructions)       IN

Item 1(a) Name of Issuer.

          CONNECT, Inc.

Item 1(b) Address of Issuer's Principal Executive
Office's

          515 Ellis Street
          Mountain View, CA  94043

Item 2(a) Names of Persons Filing.

          Quaestus Limited Partnership
          Quaestus Partner Fund
          Network Partners
          Quaestus Management Corp.
          Richard W. Weening
          Charles Wright
          Terrence J. Leahy

Item 2(b) Address of Principal Business Office:

          330 E. Kilbourn Avenue
          Milwaukee, WI  53202

Item 2(c) Citizenship:

          Quaestus Limited Partnership, Quaestus
          Partner Fund and Network Partners are
          Wisconsin limited partnerships; Quaestus
          Management Corp. is a Delaware corporation;
          Messrs. Weening, Wright and Leahy are United
          States citizens.

Item 2(d) Title of Class of Securities.

          Common Stock, $.001 par value

Item 2(e) CUSIP Number.

          207528100

Item 3    If this statement is filed pursuant to
          Rule 13d-1(b), or 13d-2(b),
          check whether the person filing is a:

          (a)  ___  Broker Dealer registered under
               Section 15 of the Act
          (b)  ___  Bank as defined in Section 3(a)(6)
               of the Act
          (b)  ___  Insurance Company as defined in
               Section 3(a)(19) of the Act
          (c)  ___  Investment Company registered under
               Section 8 of the Investment Company Act
          (d)  ___  Investment Adviser registered under
               Section 203 of the Investment Advisers Act of 1940
          (e) ___ Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 240.13d-1(b)(1)(ii)(F)
          (f)  ___  Parent Holding Company, in
               accordance with  240.13d-1(b)(ii)(G) (Note: See Item 7)
          (g)  ___  Group, in accordance with 240.13d-
               1(b)(1)(ii)(H)

Item 4.  Ownership

(a)  Amount Beneficially Owned

     Quaestus Partner Fund              929,131
     Quaestus Limited Partnership       12,807
     Network Partners                   4,253,114
     Quaestus Management Corp.          26,666
     Richard W. Weening                 11,068
     Charles Wright                     9,330
     Terrence J. Leahy                  3,018

(b)  Percent of Class
     Quaestus Partner Fund              4.8%
     Quaestus Limited Partnership       0.07%
     Network Partners                   22.1%
     Quaestus Management Corp.          0.1%
     Richard W. Weening                 0.06%
     Charles Wright                     0.05%
     Terrence J. Leahy                  0.02%
     (*based on 18,622,858 total shares outstanding as of January 23, 1997)

(c)  Number of shares as to which such person has

     (i)  sole power to vote or to direct the vote

          Quaestus Partner Fund              929,131
          Quaestus Limited Partnership       12,807
          Network Partners                   4,253,114
          Quaestus Management Corp.          26,666
          Richard W. Weening                 11,068
          Charles Wright                     9,330
          Terrence J. Leahy                  3,018

     (ii) shared power to vote or to direct vote

          Not Applicable

     (iii)sole power to dispose or to direct disposition of

          Quaestus Partner Fund              929,131
          Quaestus Limited Partnership       12,807
          Network Partners                   4,253,114
          Quaestus Management Corp.          26,666
          Richard W. Weening                 11,068
          Charles Wright                     9,330
          Terrence J. Leahy                  3,018

     (iv) shared power to dispose or to direct disposition of

          Not Applicable

Item  5. Ownership of Five Percent or Less of a Class.

          Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

          Not Applicable

Item 7.  Identification and Classification of the Subsidiary
         Which Acquired the Security Being Reported On By the
         Parent Holding Company.

          Not Applicable


Item 8. Identification and Classification of Members of the Group.

          Quaestus Partner Fund (PN); Quaestus Limited Partnership (PN); Network Partners (PN); Quaestus Management Corp. (CO);
          Richard W. Weening (IN); Charles Wright (IN);
          Terrence J. Leahy (IN)

Item 9.  Notice of Dissolution of the Group.

          Not Applicable

Item 10. Certification.

     After reasonable inquiry and to the best of my knowledge and believe, I certify that the information set forth in this statement is true, complete and correct.


   February 17, 1998
   --------------------
   Date


Quaestus Limited Partnership


/s/ Richard W. Weening
--------------------------------
Richard W. Weening, President of
Corporate General Partner

                                        /s/ Richard W. Weening
                                        -------------------------
                                        Richard W. Weening

Quaestus Partner Fund


/s/ Richard W. Weening                  /s/ Charles Wright
----------------------------------      ---------------------------
Richard W. Weening, President of        Charles Wright
Corporate General Partner


                                        /s/ Terrence J. Leahy
                                        ----------------------------
                                        Terrence J. Leahy

NETWORK PARTNERS


/s/ Richard W. Weening
----------------------------------
Richard W. Weening, President
of Corporate General Partner


QUAESTUS MANAGEMENT CORP.


/s/ Richard W. Weening
---------------------------------
Richard W. Weening, President